EXHIBIT 12.1
NABORS INDUSTRIES LTD. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Year Ended December 31,						Nine Months Ended
	2010		2009	2008	2007	2006	9/30/2011	9/30/2010
Income (loss) from continuing operations before income taxes and noncontrolling interest	$81,961		$(161,729)	$727,327	$1,035,836	$1,356,077	$344,504	$70,289
Less earnings (losses) from affiliates, net of dividends	(24,258)		170,565	199,477	(8,392)	(18,111)	(143,903)	(20,829)
Less subsidiary stock dividends	(750)		—	—	—	—	(2,250)	—
Add amortization of capitalized interest	6,089		5,312	7,100	5,129	2,836	5,658	4,558
Add fixed charges as adjusted (from below)	277,800		269,862	201,128	158,802	123,652	201,254	201,726

Earnings	$340,842	(1)	$284,010	$1,135,032	$1,191,375	$1,464,454	$405,263	$255,744

Fixed charges:
Interest expense:
Interest on indebtedness	$196,895		$173,103	$187,234	$144,555	$110,464	$165,026	$141,370
Capitalized	12,116		28,821	29,769	34,564	17,810	16,464	8,837
Amortization of debt related costs (a)	76,149		92,936	9,484	10,364	10,043	30,544	57,665
Subsidiary preferred stock dividends	750		—	—	—	—	2,250	—
Interest portion of rental expense	4,006		3,823	4,410	3,883	3,145	3,434	2,691

Fixed charges before adjustments	289,916	(2)	298,683	230,897	193,366	141,462	217,718	210,563
Less capitalized interest	(12,116)		(28,821)	(29,769)	(34,564)	(17,810)	(16,464)	(8,837)

Fixed charges as adjusted	$277,800		$269,862	$201,128	$158,802	$123,652	$201,254	$201,726

Ratio (earnings divided by fixed charges before adjustments)	1.18	(1)/(2)	.95 (b)	4.92	6.16	10.35	1.86	1.21

(a)	Includes deferred financing, discount and premium amortization.
(b)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges by approximately $15.0 million.